Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Williams Controls, Inc.
at
$15.42 Net Per Share
by
Columbia Acquisition Sub, Inc.
a wholly owned subsidiary of
Curtiss-Wright Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME,
ON THURSDAY, DECEMBER 13, 2012, UNLESS THE OFFER IS EXTENDED.

          Columbia Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Curtiss-Wright Corporation, a Delaware corporation (“Curtiss-Wright”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Williams Controls, Inc., a Delaware corporation (“Williams Controls”), at a price of $15.42 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 31, 2012, among Purchaser, Curtiss-Wright Controls, Inc., a Delaware corporation and wholly owned subsidiary of Curtiss-Wright and the parent corporation of Purchaser (“Curtiss-Wright Controls”), and Williams Controls (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Williams Controls and Williams Controls will be the surviving corporation and a wholly owned subsidiary of Curtiss-Wright Controls (the “Merger”).

          The Williams Controls board of directors has duly and unanimously (i) approved the Merger Agreement, the Offer, the Merger, the exercise of the top-up option (as described in this Offer to Purchase) (including the issuance of Shares pursuant to the top-up option on the terms set forth in the Merger Agreement and the adequacy of the consideration payable in respect thereof) and the other transactions contemplated by the Merger Agreement and the Tender and Support Agreement (as described in this Offer to Purchase), (ii) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Tender and Support Agreement are fair to and in the best interests of Williams Controls and its stockholders, (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, (iv) recommended that the holders of the Shares adopt the Merger Agreement and (v) declared the Merger Agreement to be advisable.

          The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as described in this Offer to Purchase), (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States and the receipt of all other clearances, consents, approvals, orders or authorizations applicable to the purchase of Shares pursuant to the Offer under any other antitrust or competition laws and (iii) other customary conditions as described in Section 13—”Conditions of the Offer.” There is no financing condition to the Offer. A summary of the principal terms of the Offer appears on pages (i) through (iv). You should read this entire document carefully before deciding whether to tender your Shares

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022

Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

IMPORTANT

          If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer (or a facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to Wells Fargo Bank, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by a transfer of Direct Registration Book-Entry Shares (as defined in this Offer to Purchase) or by book-entry transfer by following the procedures described in Section 3—”Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Date (as defined herein) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares.

          If you desire to tender your Shares and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery described in Section 3—”Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

*    *    *

          Questions and requests for assistance may be directed to the Information Agent at the telephone number and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission at www.sec.gov.

November 15, 2012

SUMMARY TERM SHEET

          This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer (as defined below), the Merger (as defined below) and the related transactions. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser (as defined below).

Principal Terms

Columbia Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Curtiss-Wright Corporation (“Curtiss-Wright”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Williams Controls, Inc. (“Williams Controls”), at a price of $15.42 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 31, 2012, among Purchaser, Williams Controls and Curtiss-Wright Controls, Inc. (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Williams Controls and Williams Controls will be the surviving corporation and a wholly owned subsidiary of Curtiss-Wright Controls, Inc. (the “Merger”).

The Offer is the first step in our plan to acquire all of the issued and outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing a majority of the issued and outstanding Shares on a fully diluted basis, we will acquire the remainder of the Shares in the Merger for an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price. No appraisal rights are available in connection with the Offer. Under Delaware law, however, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the General Corporation Law of the State of Delaware will have appraisal rights in connection with the Merger. See Section 15—”Certain Legal Matters—Appraisal Rights.”

Williams Controls has granted Purchaser an irrevocable option (which is exercisable immediately after the acceptance for payment for any Shares by Purchaser) to purchase in certain circumstances Shares equal to the number of additional Shares sufficient to cause Curtiss-Wright and Purchaser to own one Share more than 90 percent of the total Shares that would then be outstanding. The purchase price per Share for Shares under this option would be equal to the Offer Price. This option, which we refer to as the “top-up option,” is subject to certain conditions and cannot be exercised: (i) to purchase an amount of Shares in excess of the number of shares of common stock that can be issued without the Williams Controls being obligated to obtain stockholder approval pursuant to NYSE Rule 312.03(c), (ii) unless the Offer closing will have occurred and (iii) unless, immediately after such exercise, Curtiss-Wright and its subsidiaries would own more than 90% of the Shares then outstanding on a fully diluted basis. The top-up option would be exercised if greater than 88% of the shares are tendered and purchased in the Offer.

The initial offering period for the Offer will end at 11:59 p.m., New York City time, on Thursday, December 13, 2012, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

See Section 1—”Terms of the Offer.”

Williams Controls Board Recommendation

The Williams Controls board of directors (the “Williams Controls Board”) has duly and unanimously (a) authorized and approved the execution, delivery and performance of the Merger Agreement, (b) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated in the Merger Agreement, (c) declared that the Merger Agreement, the Merger and the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of the stockholders of Williams Controls, (d) recommended that the stockholders of Williams Controls accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger. See “Introduction” and Section 10—”Background of the Offer; Contacts with Williams Controls” below, and Williams Controls’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

We are not obligated to purchase any tendered Shares unless, at the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares that when added to the number of Shares owned by Curtiss-Wright and Purchaser (if any), represent a majority of the total number of outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities of the Company, regardless of the conversion or exercise price or other terms and conditions thereof) as of the expiration of the Offer. See Section 11—”Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements—The Merger Agreement—Treatment of Equity Awards.” We refer to this condition as the “Minimum Tender Condition.” As of the date of this Offer to Purchase, Curtiss-Wright and Purchaser own no Shares.

We also are not obligated to purchase any tendered Shares unless the waiting period applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (or any extension thereof) shall have expired or terminated, and we have received any required approvals of the competent competition authority of any jurisdiction other than the United States applicable to the Offer or the Merger under applicable law prior to the expiration of the Offer and any applicable waiting period thereunder shall have been terminated or shall not have expired. We refer to this condition as the “Antitrust Condition.” See Section 15—”Certain Legal Matters.”

The Offer is also subject to a number of other important conditions, including, among others, (i) no order, judgment, decision, decree, injunction, ruling, award, writ or assessment (whether temporary, preliminary or permanent in nature) shall have been issued by any court of competent jurisdiction or other restraint or prohibition of any federal, state, county, provincial, or foreign government, governmental or regulatory entity or body, department, commission, board, agency or instrumentality (“Governmental Authority”), or any law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement shall be enacted, entered, promulgated, enforced or deemed applicable, that prohibits or makes illegal the consummation of the Offer or the Merger or the transaction contemplated by this Agreement; (ii) no instituted or pending material action, suit or proceeding by any Governmental Authority seeking to restrain or prohibit the purchase of Shares pursuant to the Offer or the consummation of the Offer; (iii) the representation and warranties of Williams Controls set forth in the Merger Agreement shall be true and correct (except for any de minimis inaccuracy and as provided in the Merger Agreement), other than (subject to certain exceptions) such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Williams Controls;

(iv) William Controls shall have performed and complied in all material respects with all agreements, covenants and obligations required to be performed or complied with under the Merger Agreement; and (v) since September 30, 2011, no circumstance, event or occurrence has occurred that has had or would reasonably be expected to have a material adverse effect on Williams Controls (as provided in the Merger Agreement). We can waive these conditions (other than the Minimum Tender Condition) without Williams Controls’s consent. See Section 13—”Conditions of the Offer.”

There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all issued and outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (iv) Curtiss-Wright has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares pursuant to the Merger.

Procedures for Tendering Shares

If you wish to accept the Offer and:

•

you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3—”Procedures for Tendering Shares”;

•

you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain three additional trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3—”Procedures for Tendering Shares” for more information; or

•

you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Withdrawal Rights

You have the right to, and can, withdraw any Shares that you have previously tendered at any time until the Offer has expired. See Sections 1 and 4—”Terms of the Offer” and “Withdrawal Rights.”

To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal with the required information to the Depositary at a time when you have the right to withdraw your Shares. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—”Withdrawal Rights.”

Once we accept your tendered Shares upon expiration of the Offer, you will no longer be able to withdraw them. See Sections 1 and 4—”Terms of the Offer” and “Withdrawal Rights.”

Recent Williams Controls Trading Prices; Subsequent Trading

On October 31, 2012, the last trading day before Curtiss-Wright Controls and Williams Controls signed the Merger Agreement, the closing price of the Shares reported on the NYSE was $10.91 per Share.

The Offer Price of $15.42 per Share represents a premium of approximately 41 percent to Williams Controls’s closing stock price on October 31, 2012, the last trading day prior to the announcement of the signing of the Merger Agreement.

On November 14, 2012, the last full trading day before Purchaser commenced the Offer, the closing price of the Shares reported on the NYSE was $15.36 per Share.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—”Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your adjusted tax basis in the Shares you sell in the Offer or exchange pursuant to the Merger. That gain or loss will be capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5—”Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Further Information

For further information, you can call Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833. See the back cover page of this Offer to Purchase for additional contact information.

To All Holders of Shares of Common Stock of
Williams Controls, Inc.:

INTRODUCTION

          Columbia Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Curtiss-Wright Corporation, a Delaware corporation (“Curtiss-Wright”), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Williams Controls, Inc., a Delaware corporation (“Williams Controls”), at a price of $15.42 per share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

          If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not complete and sign the substitute Form W-9 that is included in the Letter of Transmittal, or a Form W-8BEN or other Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of twenty-eight percent of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5—”Material United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of Wells Fargo Bank, N.A. (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”).

          Consummation of the Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as described in this Offer to Purchase), (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in the United States and the receipt of all other clearances, consents, approvals, orders or authorizations applicable to the purchase of Shares pursuant to the Offer under any other antitrust or competition laws (the “Antitrust Condition”) and (iii) other customary conditions as described in Section 13—”Conditions of the Offer” (collectively, the “Offer Conditions”). There is no financing condition to the Offer.

          The Minimum Tender Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn that number of Shares which when added to the number of Shares owned by Curtiss-Wright and Purchaser (if any), represent a majority of the total number of outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities of the Company, regardless of the conversion or exercise price or other terms and conditions thereof) as of the expiration of the Offer. According to Williams Controls, as of October 31, 2012, there were 7,502,262 Shares issued and outstanding (including 125,025 shares of unvested restricted stock) and 596,962 Shares issuable upon the exercise of outstanding stock options. Accordingly, based on the number of Shares and stock options outstanding as of October 31, 2012, the Minimum Tender Condition would be satisfied if at least 4,049,613 Shares are validly tendered in the Offer and not properly withdrawn (or at least 1,747,133 Shares in addition to the Shares we currently expect will be tendered pursuant to the Tender and Support Agreement (as defined below)).

          The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 31, 2012, among Purchaser, Curtiss-Wright Controls, Inc., a Delaware corporation and wholly owned subsidiary of Curtiss-Wright and the parent corporation of Purchaser (“Curtiss-Wright Controls”), and Williams Controls (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Williams Controls and Williams Controls will be the surviving corporation and a wholly owned subsidiary of Curtiss-Wright Controls (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held in the treasury of Williams Controls or owned by Purchaser, Curtiss-Wright or any wholly owned subsidiary of Curtiss-Wright or Williams Controls or held by stockholders who have properly exercised appraisal rights under the DGCL (as defined below)) will by virtue of the Merger, and without any action by the holder thereof, be canceled and converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in Section 11—”Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements.” Section 5—”Material United States Federal Income Tax Consequences of the Offer and the Merger” describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger. We recommend that stockholders consult their tax advisors regarding the tax consequences of the sale of Shares in connection with the Offer or the Merger.

          The Offer is only for Shares and not for stock options. Pursuant to the Merger Agreement, all unexercised stock options that are outstanding immediately prior to the Effective Time, whether vested or unvested, will vest in full as of the Effective Time and shall terminate and be canceled as of the Effective Time. As soon as practicable after the Effective Time, in exchange for such termination and cancellation, the holders of such stock options, including any of Williams Controls’s directors and executive officers that hold such Options, will receive, with respect to each stock option, a cash payment (less any applicable withholding taxes) equal to the product of (a) the excess, if any, of the Offer Price over the applicable exercise price per Share of such stock option and (b) the aggregate number of Shares subject to such stock option immediately prior to the Effective Time. If the exercise price per Share of any stock option equals or exceeds the Offer Price, such amount will be zero. Each holder of Shares of restricted stock may tender such Shares of restricted stock pursuant to the Offer and, if validly tendered and accepted for payment, the forfeiture restrictions shall terminate immediately upon acceptance for payment, and all such restricted stock so tendered and accepted shall be entitled to receive the Offer Price as payment therefor.

          The Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on Thursday, December 13, 2012, unless the Offer is extended. See Sections 1, 13 and 15—”Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

          The Williams Controls board of directors (the “Williams Controls Board”) has duly and unanimously (a) authorized and approved the execution, delivery and performance of the Merger Agreement, (b) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated in the Merger Agreement, (c) declared that the Merger Agreement, the Merger and the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of the stockholders of Williams Controls, (d) recommended that the stockholders of Williams Controls accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger (the foregoing, the “Board Recommendation”).

          For factors considered by the Williams Controls Board, see Williams Controls’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

          Consummation of the Merger is conditioned upon, if required by law, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Williams Controls. Under the General Corporation Law of the State of Delaware (the “DGCL”), the affirmative vote of a majority of the outstanding Shares to adopt the Merger Agreement is the only vote of any class or series of Williams Controls’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Williams Controls’s stockholders. If, following the purchase of Shares by Purchaser pursuant to the Offer or otherwise, we own at least a majority of the issued and outstanding Shares, we will be able to effect the Merger without the affirmative vote of any other stockholder. We have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by us will be voted in favor of the adoption of the Merger Agreement.

          The DGCL provides that, if a corporation owns at least 90 percent of the outstanding shares of each class of a subsidiary corporation entitled to vote on a merger, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the other stockholders of such other corporation (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, Purchaser (together with Curtiss-Wright and Curtiss-Wright’s wholly owned subsidiaries) owns at least 90 percent of the outstanding Shares, including Shares acquired through any exercise of the top-up option (as defined below), Curtiss-Wright will cause Purchaser to effect a short-form merger of Purchaser into Williams Controls in accordance with the DGCL and, thereafter, Williams Controls will be a wholly owned subsidiary of Curtiss-Wright. See Section 15—”Certain Legal Matters.”

          No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—”Certain Legal Matters.”

          This Offer to Purchase and the related Letter of Transmittal, and Williams Controls’s Schedule 14D-9, contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

          Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3—”Procedures for Tendering Shares” and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4—”Withdrawal Rights.” The term “Expiration Date” means 11:59 p.m., New York City time, on Thursday, December 13, 2012, unless Purchaser has extended the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

          The Offer is conditioned upon the satisfaction of the Minimum Tender Condition, the Antitrust Condition and the other conditions described in Section 13—”Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

          We expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, we have agreed in the Merger Agreement that we will not, without the prior written consent of Williams Controls, (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) change the form of consideration payable in the Offer, (d) amend, modify or waive the Minimum Tender Condition, (e) add to the Offer Conditions described in Section 13—”Conditions of the Offer,” or modify any of those conditions in a manner adverse to the holders of Shares, (f) terminate the Offer, or extend the Offer, except as required or permitted by the Merger Agreement, (g) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, or (h) take any action inconsistent with Exchange Act Rule 14d-10, regarding the equal treatment of security holders, or any other applicable law or order.

          Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will be required to accept for payment and pay for any Shares validly tendered and not properly withdrawn. We are permitted to (without Williams Controls’s consent), and shall (a) extend the Offer for one or more periods of time in consecutive increments of up to ten (10) business days per extension if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as such Offer Conditions are satisfied or waived and (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any rule or regulation of the New York Stock Exchange (“NYSE”) applicable to the Offer; provided, that (1) if at any such scheduled expiration of the Offer, the Minimum Tender Condition is not satisfied but all other Offer Conditions are satisfied or waived, then we shall (A) have the right to extend the Offer for one period of up to ten (10) business days, (B) if and as requested by Williams Controls, extend the Offer for one or more periods of time in consecutive increments of up to ten (10) business days per extension, and (2) we shall not be required to extend the Offer beyond December 31, 2012 or the termination of the Merger Agreement.

          There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4—”Withdrawal Rights.”

          If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least ten (10) business days following such change.

          We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events set forth in Section 13—”Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

          We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15—”Certain Legal Matters”, without prejudice to our rights set forth in Section 13—”Conditions of the Offer.” See Sections 13 and 15—”Conditions of the Offer” and “Certain Legal Matters.” The reservation by us of the right to delay the acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

          Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets as we deem prudent) and by making any appropriate filing with the SEC.

          Williams Controls has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Williams Controls’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

          For purposes of this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2. Acceptance for Payment and Payment for Shares

          Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all

Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the Offer Conditions set forth in Section 13—”Conditions of the Offer.” In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—”Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—”Certain Legal Matters.”

          In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 below) or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—”Procedures for Tendering Shares,” (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3—”Procedures for Tendering Shares.”

          For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

          If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including if certificates are submitted for more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—”Procedures for Tendering Shares,” such Shares will be credited to an account maintained by DTC.

          If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

          Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to Curtiss-Wright or one or more of its direct or in wholly owned subsidiaries, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares

          Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) certificates representing Shares tendered must be delivered to the Depositary, (ii) the Letter of Transmittal must indicate the tender of Direct Registration Book-Entry

Shares or (iii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

          Direct Registration Account. If you hold your Shares in a direct registration account maintained by Williams Controls’s transfer agent (such shares, “Direct Registration Book-Entry Shares”), in order to validly tender your Direct Registration Book-Entry Shares, you must deliver the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other required documents to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or you must comply with the guaranteed delivery procedures described below.

          Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

          Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

          Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

          If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, must accompany each delivery of certificates.

          Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation or indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares with respect to all such Shares), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

          The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

          The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

          Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually signed photocopy thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. In addition, if the Shares to be tendered are Direct Registration Book-Entry Shares, the Letter of Transmittal must indicate that such Shares are Direct Registration Book-Entry Shares. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

          Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

          Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Williams Controls, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares as provided herein, for any meeting of the stockholders of Williams Controls.

          Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Curtiss-Wright, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4. Withdrawal Rights

          Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless and until Purchaser has previously accepted them for payments after January 11, 2013.

          If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or after January 11, 2013, unless theretofore accepted for payment as provided herein.

          For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—”Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

          All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Curtiss-Wright, Purchaser or any of their respective affiliates or assigns, the Depositary, the

Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—”Procedures for Tendering Shares” at any time prior to the Expiration Date.

5. Material United States Federal Income Tax Consequences of the Offer and the Merger

          The following is a summary of certain material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising options). In addition, this summary does not discuss any consequences to Non-U.S. Holders (defined below) that have beneficially owned, directly or pursuant to attribution rules, more than five percent of our Shares at any time during the five-year period ending on the date of the Offer or the Merger (as applicable). Finally, this summary does not discuss any consequences to holders of options to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

          We urge holders of Shares to consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

                    U.S. Holders

          Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”).

          If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

                    Payments with Respect to Shares

          The receipt of cash in respect of a tender of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will each be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

                    Backup Withholding Tax and Information Reporting

          Payments made with respect to the tender of Shares for cash in the Offer or the exchange of Shares for cash pursuant to the Merger will be subject to information reporting and U.S. federal backup withholding tax (currently at a rate of 28 percent) unless the U.S. Holder (i) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a substitute Form W-9, which will be included with the Letter of Transmittal) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that such U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

                    Additional Medicare Tax on Unearned Income in 2013

          If the receipt of cash in respect of a tender of Shares pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger occurs after December 31, 2012, the transaction will be subject to the new 3.8% Medicare tax on unearned income. With respect to taxable years beginning after December 31, 2012, certain United States Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual United States holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. You are urged to consult your own tax advisor regarding the implications of the additional Medicare tax resulting from exchanging Shares pursuant to the Offer or pursuant to the Merger.

                    Non-U.S. Holders

          The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of Shares that is not a U.S. Holder.

          Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

                    Payments with Respect to Shares

          Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

•

the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders—Payments with Respect to Shares,” but such Non-U.S. Holder should provide a Form W-8ECI instead of a Form W-9 and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty));

the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in which event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year); or

•	the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

                    Backup Withholding Tax and Information Reporting

          In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that such Non-U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

6. Price Range of Shares; Dividends

          According to Williams Controls’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (the “Form 10-K”), the Shares began trading on the NYSE Amex under the symbol “WMCO” on December 7, 2011 and, prior to that time, were traded on the NASDAQ Global Market under the same symbol. The following table sets forth, for the periods indicated, the high and low prices per Share as reported in the Form 10-K with respect to periods through September 30, 2011 and as reported by published financial sources for periods starting October 1, 2011.

Fiscal Year	High	Low

2010:
First Quarter	$8.73	$7.74
Second Quarter	$8.12	$7.15
Third Quarter	$9.76	$8.20
Fourth Quarter	$10.47	$7.51
2011:
First Quarter	$11.62	$9.10
Second Quarter	$11.63	$10.26
Third Quarter	$12.49	$11.06
Fourth Quarter	$11.50	$10.01
2012:
First Quarter	$11.25	$10.67
Second Quarter	$11.39	$10.45
Third Quarter	$12.20	$10.80
Fourth Quarter	$12.95	$10.47
2013:
First Quarter (through November 13, 2012)	$15.60	$10.25

          On October 31, 2012, the last full trading day prior to the public announcement that Curtiss-Wright and Williams Controls had entered into the Merger Agreement and that Purchaser would commence the Offer, the reported closing sales price per Share on the NYSE was $10.91 per Share. On November 14, 2012, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NYSE was $15.36 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

          Purchaser has been advised that, except for the $0.12 per share cash dividends declared by the Williams Controls Board on (1) February 24, 2011 payable to stockholders of record on May 2, 2011 (paid on May 12, 2011), (2) August 4, 2011 payable to stockholders of record on August 18, 2011 (paid on August 25, 2011) and (3) December 8, 2011 payable to stockholders of record on December 19, 2011 (paid on December 28, 2011), (4) February 7, 2012 payable to stockholders of record on February 21, 2012 (paid on February 28, 2012), (5) May 1, 2012 payable to stockholders of record on May 17, 2012 (paid on May 24, 2012), (6) August 8, 2012 payable to stockholders of record on August 21, 2012 (paid on August 28, 2012) Williams Controls has not declared or paid any dividends in the past two years. Under the terms of the Merger Agreement, except as required by law, Williams Controls is not permitted to declare, set aside or pay dividends with respect to the Shares other than cash dividends made by any direct or indirect wholly-owned subsidiary of the Williams Controls to Williams Controls or one of its wholly-owned subsidiaries. See Section 14—”Dividends and Distributions.”

7. Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations

          As set forth in Section 11—”Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements—The Merger,” following the purchase of Shares pursuant to the Offer, Curtiss-Wright will effect the Merger, as a result of which all Shares Curtiss-Wright and its subsidiaries, including Purchaser, do not own will be canceled and converted automatically into the right to receive from Purchaser the Merger Consideration (which is cash in the same amount as the Offer Price), without interest and subject to applicable withholding taxes. However, if the short-form merger is not consummated, during the period after the Acceptance Time and prior to consummation of the Merger, our purchase of Shares in the Offer may have material effects on the market for the Shares, NYSE listing and Exchange Act registration of the Shares and the eligibility of the Shares to be used as collateral for margin loans. These potential effects are summarized below.

          Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. The number of Shares that are still in the hands of the public, and the number of stockholders, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market). We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

          NYSE Listing. The Shares are listed on the NYSE. Depending upon the number of Shares purchased pursuant to the Offer and the number of Williams Controls stockholders remaining thereafter, the Shares may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE. According to the NYSE’s published guidelines, the NYSE would consider delisting the Shares if, among other things, (i) the number of total stockholders of Williams Controls should fall below 400, (ii) the number of total stockholders of Williams Controls should fall below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of Williams Controls and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000.

          If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Curtiss-Wright cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the consideration being offered in the Offer.

          If the Shares are not delisted prior to the Merger, then Curtiss-Wright and Purchaser intend to delist the Shares from the NYSE promptly following the consummation of the Merger.

          Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Williams Controls upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and there are fewer than 300 holders of record of Shares. After the Acceptance Time, Williams Controls shall use its reasonable best efforts to enable the de-listing of the Shares from NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

          Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Williams Controls to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Williams Controls. Furthermore, the ability of “affiliates” of Williams Controls and certain persons holding “restricted securities” of Williams Controls to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing. Purchaser intends to seek to cause Williams Controls to apply for termination of registration of the Shares as soon as possible after the Acceptance Time if the requirements for termination of registration are met.

          If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

          Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible to be used as collateral for margin loans made by brokers.

8. Certain Information Concerning Williams Controls

          The following description of Williams Controls and its business has been taken from Williams Controls’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011, and is qualified in its entirety by reference to such report.

          Williams Controls is a Delaware corporation with its principal executive offices located at 14100 SW 72nd Avenue, Portland, Oregon 97224. Williams Controls’s telephone number at such principal executive offices is (503) 684-8300.

          Williams Controls designs, manufactures and sells electronic throttle controls, pneumatic controls, and electronic sensors for heavy trucks, transit buses, off-road equipment and military applications. Williams Controls also designs and manufactures a line of adjustable foot pedals and arm rests.

          Available Information. Williams Controls is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Williams Controls’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Williams Controls’s securities, any material interests of such persons in transactions with Williams Controls, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Williams Controls’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Williams Controls, who file electronically with the SEC. The address of that site is http://www.sec.gov.

          Sources of Information. Except as otherwise set forth herein, the information concerning Williams Controls contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Williams Controls taken or derived from such documents and records is qualified in its entirety by reference to Williams Controls’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of Curtiss-Wright, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Williams Controls contained in such documents and records or for any failure by Williams Controls to disclose events which may have occurred or may affect the significance or accuracy of any such information.

          Prospective Financial Information. In connection with and at various stages during the discussions between Curtiss-Wright and Williams Controls that led to the negotiation of the Merger Agreement, Williams Controls provided Curtiss-Wright and Purchaser certain prospective financial information concerning Williams Controls, including projected sales revenues, gross profit, net income, net working capital, diluted earnings per share, and earnings before interest, taxes, depreciation and amortization (EBITDA) for Williams Controls’s fiscal years 2012 through 2015.

          None of Curtiss-Wright, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on, the prospective financial information summarized below, or the assumptions underlying such information. The summary of such information is included solely to give stockholders access to the information that was made available to Curtiss-Wright and is not included in this Offer to Purchase in order to influence any Williams Controls stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

          It is our understanding that this prospective financial information was prepared by Williams Controls solely for internal use and was not prepared for use in the documents relating to the Offer or with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). To our knowledge, neither Williams Controls’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

          It is our understanding that Williams Controls’s prospective financial information reflects numerous estimates and assumptions made by Williams Controls with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Williams Controls’s business, all of which are difficult to predict and many of which are beyond Williams Controls’s control. Certain of these assumptions are described under the heading “Use of Financial Projections” in the Schedule 14D-9 prepared by Williams Controls and being distributed to holders of Shares with this Offer to Purchase. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective financial information, including, but not limited to, Williams Controls’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Williams Controls’s reports filed with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecasted. The prospective financial information covers multiple years and such information by its nature becomes less reliable with each successive year. In addition, the prospective financial information will be affected by Williams Controls’s ability to achieve strategic goals, objectives and targets over the applicable periods. We understand that the assumptions upon which the prospective financial information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Williams Controls’s control. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. Such information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Williams Controls, Curtiss-Wright, Purchaser, any of their respective representatives or anyone who received this information then considered, or now considers, it necessarily predictive of actual future events, and this information should not be relied upon as such. None of Curtiss-Wright, Purchaser, their advisors or representatives (including the Information Agent and the Depositary) or any of their respective affiliates makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the prospective financial information described below.

          None of Curtiss-Wright, Purchaser or any of their advisors or representatives (including the Information Agent and the Depositary) or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such prospective financial information if they are or become inaccurate (even in the short term).

          We understand that the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement. There can be no assurance that the announcement of the Offer or the transactions contemplated by the Merger Agreement will not cause customers of Williams Controls to delay or cancel purchases of Williams Controls’s products pending the consummation of such transactions or the clarification of any intentions with respect to the conduct of Williams Controls’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of Williams Controls to achieve the results reflected in such prospective financial information. Further, the prospective financial information does not take into account the effect of any failure of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context.

          The inclusion of the prospective financial information herein should not be deemed an admission or representation by Curtiss-Wright or Purchaser that they are viewed by Curtiss-Wright or Purchaser as material information of Williams Controls. The prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Williams Controls contained in Williams Controls’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Williams Controls’s prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the prospective financial information included in this Offer to Purchase.

          The following is a summary of the prospective financial information Williams Controls provided to Curtiss-Wright in connection with its due diligence review:

	Years Ending September
	(dollars in millions)
	2013 E	2014 E	2015 E

Sales Revenue	79.0	87.3	97.7
Cost of Sales	(54.2)	(60.4)	(67.5)

Gross Profit	$24.8	$26.9	$30.2

Engineering & Design	(5.0)	(5.1)	(5.2)
SG&A	(9.1)	(9.4)	(9.6)

Operating Income	$10.7	$12.4	$15.5

Net Income	$7.0	$8.1	$10.1

EBITDA	13.6	15.4	18.5
Total Adjustments	1.9	1.9	1.9

Adjusted EBIDTA	15.5	17.3	20.3

Fully Diluted Shares of Common Stock Outstanding	7.503	7.503	7.503
Diluted EPS	$0.93	$1.08	$1.34

Capital Expenditures	(2.5)	(2.5)	(2.5)
Net Working Capital	$9.5	$10.3	$11.6

          Certain of the prospective financial information set forth herein are non-GAAP financial measures. We understand that Williams Controls provided this information to Curtiss-Wright because Williams Controls believed it could be useful in evaluating, on a prospective basis, Williams Controls’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Williams Controls may not be comparable to similarly titled amounts used by other companies.

          The following table presents a reconciliation of EBITDA to net income, which Williams Controls believes represents the most comparable GAAP measure. This table also presents a reconciliation of Adjusted EBITDA to net income. Readers also should note that, as with all other information presented in this section, the information presented in this table reflects forward-looking, rather than historical, information.

	Fiscal Year Ending September

	(dollars in millions)
	2013P	2014P	2015P

Reconciliation of EBITDA to Net Income

EBITDA	$13.6	$15.4	$18.5
Less:
Depreciation & Amortization	2.9	3.0	3.0
Interest Expense (Income)	–	–	–
Income Taxes	3.7	4.3	5.4

Net Income	$7.0	$8.1	$10.1

Reconciliation of Adjusted EBITDA to Net Income

Adjusted EBITDA	$15.5	$17.3	$20.3
Less:
Investment in India	–	–	–
Public Williams Controls Reporting Costs(1)	1.9	1.9	1.9
Depreciation & Amortization	2.9	3.0	3.0
Interest Expense (Income)	–	–	–
Income Taxes	3.7	4.3	5.4

Net Income	$7.0	$8.1	$10.1

(1)Includes accounting, legal and other professional fees as well as additional employee costs and filing fees.

9. Certain Information Concerning Purchaser and Curtiss-Wright

          Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly owned subsidiary of Curtiss-Wright. The principal executive offices of Purchaser are located at at 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277 and Purchaser’s telephone number at such principal executive offices is (704)869-4650.

          Curtiss-Wright Controls. Curtiss-Wright Controls is a Delaware corporation and a wholly owned subsidiary of Curtiss-Wright and the parent corporation of Purchaser. Curtiss-Wright Controls is the Motion Control segment of Curtiss-Wright Corporation and a leading designer and manufacturer of advanced technologies for niche actuation and drive applications, integrated sensors and electronic subsystems internationally for the aerospace and defense markets. The principal executive offices of Curtiss-Wright Controls are located at 15800 John J. Delaney

Dr., Suite 200, Charlotte, NC 28277. Curtiss-Wright Control’s telephone number at such principal executive offices is (704)869-4650.

          Curtiss-Wright. Curtiss-Wright is a Delaware corporation. Its shares are listed on the New York Stock Exchange, Inc. (NYSE). Curtiss-Wright is a diversified, multinational provider of highly engineered, technologically advanced products and services. Curtiss-Wright designs and manufactures highly engineered, advanced technologies that perform critical functions in demanding conditions in the defense, power generation, oil and gas, commercial aerospace, and general industrial markets, where safety, performance, and reliability are essential. The principal executive offices of Curtiss-Wright are located at 10 Waterview Boulevard, Parsippany, New Jersey 07054. Curtiss-Wright’s telephone number at such principal executive offices is (973) 541-3700.

          Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Curtiss-Wright and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

          None of Curtiss-Wright, Purchaser or, to the knowledge of Curtiss-Wright or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

          Except as set forth elsewhere in this Offer to Purchase: (a) none of Curtiss-Wright, Purchaser or, to the knowledge of Curtiss-Wright or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Curtiss-Wright, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Williams Controls, (b) none of Curtiss-Wright, Purchaser or, to the knowledge of Curtiss-Wright or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Williams Controls during the past 60 days, (c) none of Curtiss-Wright, Purchaser, their subsidiaries or, to the knowledge of Curtiss-Wright or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Williams Controls (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, except as previously disclosed in Williams Controls’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Curtiss-Wright, Purchaser, their subsidiaries or, to the knowledge of Curtiss-Wright or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Williams Controls or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of Curtiss-Wright, Purchaser, their subsidiaries or, to the knowledge of Curtiss-Wright or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Williams Controls or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Williams Controls’s securities, an election of Williams Controls’s directors or a sale or other transfer of a material amount of assets of Williams Controls.

          We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all issued and outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger, and (d) Curtiss-Wright has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining issued and outstanding Shares pursuant to the Merger at the Acceptance Time and the Effective Time, as the case may be.

10. Background of the Offer; Contacts with Williams Controls

          As part of their ongoing evaluation of Curtiss-Wright’s business and strategic alternatives, our board of directors and senior members of our management, on occasion with the assistance of outside financial and legal advisors, evaluate strategic opportunities and prospects for acquisitions.

          In late May 2012, representatives of Houlihan Lokey contacted Curtiss-Wright to assess Curtiss-Wright’s interest in acquiring Williams Controls.

          During the week of June 4, 2012, senior management of Curtiss-Wright discussed the potential merits of acquiring Williams Controls and worked with Houlihan Lokey to arrange a management visit.

          On July 18, 2012, members of Curtiss-Wright’s management toured Williams Controls’ facilities located in Oregon with members of Williams Controls’ senior management and received marketing materials.

          On August 9, 2012, Curtiss-Wright submitted an initial indication of interest with a purchase price range of $13.55 to $14.67 per share.

          On August 13, 2012, Curtiss-Wright amended the range to $14.05 - $14.67 per share.

          On August 21, 2012, Curtiss-Wright increased its offer to $15.00 per share after discussions with Houlihan Lokey.

          On September 8 through 11, 2012, Curtiss-Wright’s executives had a series of meetings with Williams Controls’ management as part of its due diligence evaluation.

          On September 11, 2012, Curtiss-Wright’s Co-Chief Operating Officer toured Williams Controls’ facility in China and conducted a detailed review of sales forecasts, budget methodologies and accounting systems with Williams Controls’ management.

          On September 17, 2012, Curtiss-Wright submitted a draft merger agreement and an offer of $15.75 per share.

          On September 18, 2012, Curtiss-Wright was advised by Houlihan Lokey that based upon the terms of the draft merger agreement and offer submitted, Curtiss-Wright would be granted exclusivity to move forward with the acquisition.

          On October 3 and 4, 2012, senior members of the management of both Williams Controls and Curtiss-Wright met with Houlihan Lokey to discuss Williams Controls’ financial results, sales forecasts and tax and pension issues.

          On October 11, 2012, Williams Controls’ management discussed engineering, quality and operational capabilities with Curtiss-Wright’s management in a due diligence session.

          On October 16 and 18, 2012, senior management of Curtiss-Wright Controls toured Williams Controls’ facilities in India and China with senior management of Williams Controls.

          During October 2012, Curtiss-Wright and Williams Controls, together with their legal and financial advisors, negotiated the Merger Agreement and the proposed offer price.

          On October 24, 2012, based on its due diligence review of Williams Controls, Curtiss-Wright lowered its proposed offer price to $15.15 per share.

          Between October 26 and 28, 2012, Curtiss-Wright and Houlihan Lokey had multiple discussions and negotiation sessions, culminating in a negotiated offer price of $15.42 per share.

          On October 29, 2012, the Board of Directors of Curtiss-Wright and its relevant subsidiaries approved the Merger Agreement, including the offer price. On October 31, 2012, Williams Controls and Curtiss-Wright Controls, Inc. executed the Merger Agreement and Curtiss-Wright entered into the Tender and Support Agreement with the directors, executive officers and certain stockholders of Williams Controls.

          On November 1, 2012, before the U.S. stock markets opened, Curtiss-Wright and Williams Controls issued a joint press release announcing the execution of the Merger Agreement and the forthcoming announcement of a tender offer to acquire all of the issued and outstanding Shares at a price of $15.42 per Share in cash. The press release is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

11. Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements

          Purpose of the Offer and Plans for Williams Controls. The purpose of the Offer and the Merger is for Curtiss-Wright, through Purchaser, to acquire control of, and the entire equity interest in, Williams Controls. The Offer, as a first step in the acquisition of Williams Controls, is intended to facilitate the acquisition of all the Shares. Pursuant to the Merger, we will acquire all of the capital stock of Williams Controls not purchased pursuant to the Offer, the top-up option or otherwise. Stockholders of Williams Controls who sell their Shares in the Offer will cease to have any equity interest in Williams Controls or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Williams Controls. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Williams Controls will not bear the risk of any decrease in the value of Williams Controls.

          Assuming Purchaser purchases a majority of the issued and outstanding Shares pursuant to the Offer, we are entitled and currently intend to exercise our rights under the Merger Agreement to obtain pro rata representation on, and control of, the Williams Controls Board. Following the Merger, the directors of Purchaser will become the directors of Williams Controls. See “The Merger Agreement—Directors.”

          In accordance with the Merger Agreement, if we accept for payment and pay for at least a majority of the issued and outstanding Shares in the Offer, we will acquire the remaining Shares pursuant to the Merger. Under the Merger Agreement, following our acceptance for payment of the Shares in the Offer, we have the option under the top-up option to purchase from Williams Controls Shares sufficient to cause Curtiss-Wright and Purchaser to own one Share more than 90 percent of the total Shares that would then be outstanding. The availability of the top-up option is subject to certain conditions and cannot be exercised: (i) to purchase an amount of Shares in excess of the number of shares of common stock that can be issued without the Williams Controls being obligated to obtain stockholder approval pursuant to NYSE Rule 312.03(c), (ii) unless the Offer closing will have occurred and (iii) unless, immediately after such exercise, Curtiss-Wright and its subsidiaries would own more than 90% of the Shares then outstanding on a fully diluted basis. See “The Merger Agreement—Top-Up Option.”

          We are conducting a detailed review of Williams Controls and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of Williams Controls during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Williams Controls’s business, operations, capitalization and management with a view of optimizing development of Williams Controls’s potential in conjunction with Curtiss-Wright’s existing businesses. Possible changes could include changes in Williams Controls’s business, corporate structure, charter, by laws, capitalization, board of directors, management and dividend policy, although, except as disclosed in this Offer to Purchase, Curtiss-Wright and Purchaser have no current plans with respect to any of such matters.

          Except as disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction involving Williams Controls or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Williams Controls’s capitalization, corporate structure, business or composition of its management or board of directors.

                    The Merger Agreement.

          The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that we have filed with the SEC on November 15, 2012 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8—”Certain Information Concerning Williams Controls.”

          The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Offer Conditions described in Section 13—”Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date.

          Purchaser is permitted to (without the consent of Williams Controls), and shall (a) extend the Offer for one or more periods of time in consecutive increments of up to ten (10) business days per extension if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as such Offer Conditions are satisfied or waived, and (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any rule or regulation of the NYSE applicable to the Offer; provided, that (1) if at any such scheduled expiration of the Offer, the Minimum Tender Condition is not satisfied but all other Offer Conditions are satisfied or waived, then Purchaser shall (A) have the right to extend the Offer for one period of up to ten (10) business days, or (B) if and as requested by Williams Controls, extend the Offer for one or more periods of time in consecutive increments of up to ten (10) business days per extension, and (2) we shall not be required to extend the Offer beyond December 31, 2012 or the termination of the Merger Agreement.

          The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring on or after the date hereof and prior to the Acceptance Time.

          Recommendation. Williams Controls has represented to us in the Merger Agreement that the Williams Controls Board (at a meeting duly called and held) has duly and unanimously (a) authorized and approved the execution, delivery and performance of the Merger Agreement, (b) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated in the Merger Agreement, (c) declared that the Merger Agreement, the Merger and the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of the stockholders of Williams Controls, (d) recommended that the stockholders of Williams Controls accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger (the “Company Recommendation”). Williams Controls has further represented to us that such Williams Controls Board resolutions are sufficient to render inapplicable to Curtiss-Wright Controls and Purchaser Section 203 of the DGCL and any other takeover laws that may purport to be applicable to the Offer, the Merger, the exercise of the top-up option and the other transactions contemplated by the Merger Agreement.

          Directors. The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act, Rule 14f-1 promulgated thereunder and applicable NYSE rules, promptly upon the Acceptance Time, Purchaser has the right to designate up to such number of directors, rounded to the nearest whole number constituting at least a majority of the directors, of Williams Controls as will give Purchaser representation on the Williams Controls Board equal to the product of the number of directors on the board (giving effect to any increase) and the percentage that the number of Shares beneficially owned by Curtiss-Wright Controls or its affiliates bears to the total number of Shares then outstanding, and Williams Controls shall use reasonable best efforts to, upon the request of Curtiss-Wright Controls, promptly, at the election of Curtiss-Wright Controls, either increase the size of the Williams Controls Board or seek and accept the resignation of such number of directors as is necessary to enable the designees of Curtiss-Wright Controls to be elected and to cause such designees to be so elected.

          Williams Controls has also agreed in the Merger Agreement that individuals designated by Purchaser shall, as nearly as practicable, and to the extent permitted by applicable law, constitute at least the same percentage of each committee of the Williams Controls Board as the percentage of the entire board represented by the individuals designated by Purchaser, other than any committee established to take action under the Merger Agreement which committee shall be composed only of Independent Directors (defined below).

          In the event Purchaser’s designees are elected or appointed to the Williams Controls Board, the Merger Agreement requires that, until the Effective Time, the Williams Controls Board will have at least two directors who were directors on the date of the Merger Agreement and who are not officers of Williams Controls or any subsidiary of Williams Controls (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director shall be entitled to designate a person to fill such vacancy or if no Independent Director remains, the individuals who were Directors of Williams Controls on the date of the Merger Agreement shall be entitled to designate two persons to fill the vacancies who are not officers, stockholders or affiliates of Williams Controls. The Merger Agreement further provides that, until the Effective Time, certain actions of Williams Controls may only be authorized by, and will require the authorization of, the Independent Directors.

          Top-Up Option. Pursuant to the terms of the Merger Agreement, following the Acceptance Time, if we acquire less than 90% of the Shares outstanding, we would have the option (the “top-up option”) to purchase from Williams Controls, subject to certain limitations, the number of authorized and not outstanding additional Shares equal to the number of Shares sufficient to cause Curtiss-Wright Controls and Purchaser to own one Share more than 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the top-up option. The obligation of Williams Controls to issue Shares upon the exercise of the top-up option is subject only to certain conditions and the top-up option cannot be exercised: (i) to purchase an amount of Shares in excess of the number of shares of common stock that can be issued without Williams Controls being obligated to obtain stockholder approval pursuant to NYSE Rule 312.03(c), (ii) unless the Offer closing will have occurred and (iii) unless, immediately after such exercise, Curtiss-Wright Controls and its subsidiaries would own more than 90% of the Shares then outstanding on a fully diluted basis. According to Williams Controls, as of October 31, 2012, there were approximately 4.165 million Shares available to be issued pursuant to the top-up option. Additionally, pursuant to the Tender and Support Agreements, the directors and officers of Williams Controls have agreed to tender in the Offer all Shares beneficially owned and to exercise on a net issue basis any outstanding options and tender the resulting Shares. Upon the exercise of the stock options pursuant to this agreement, the Shares forfeited as consideration for the exercise shall be available for issuance pursuant to the top-up option. Including the Shares usable upon the exercise on a net issue basis of the options, the outstanding Shares subject to the Tender and Support Agreement represented, as of October 31, 2012, approximately 26% of the total outstanding Shares. Taking into account the net exercise of the options as required pursuant to the Tender and Support Agreements, Purchaser will be able to exercise the top-up option if an additional approximately 62% of the currently issued and outstanding Shares are validly tendered pursuant to the Offer and not properly withdrawn (including the Shares tendered pursuant to the Tender and Support Agreements). The price per Share payable under the top-up option would be equal to the Offer Price. In addition, the purchase price payable in connection with the exercise of the top-up option may be paid by us, at our election, either entirely in cash or by executing and delivering to Williams Controls a full-recourse promissory note, bearing interest at 5% annually and having a one-year term, in a principal amount equal to the balance of such purchase price.

          The Merger. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Williams Controls and Williams Controls will be the surviving corporation. Curtiss-Wright Controls, Purchaser and Williams Controls have agreed in the Merger Agreement that, unless Curtiss-Wright Controls and Purchaser effect a short-form merger pursuant to the DGCL, Williams Controls will hold a special meeting of its stockholders as soon as practicable following the Acceptance

Time for the purpose of adopting the Merger Agreement. Curtiss-Wright Controls and Purchaser have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by Curtiss-Wright Controls or any of its direct or indirect subsidiaries will be voted in favor of the Merger.

          The Merger Agreement further provides that, notwithstanding the foregoing, if, following consummation of the Offer or the exercise of the top-up option, Curtiss-Wright Controls and Purchaser (together with any other direct or indirect subsidiaries of Curtiss-Wright Controls) hold in the aggregate at least 90 percent of the outstanding shares of each class of capital stock of Williams Controls, each of Curtiss-Wright Controls, Purchaser and Williams Controls will take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger pursuant to Section 253 of the DGCL without a meeting of the stockholders of Williams Controls.

          Charter, Bylaws, Directors and Officers. At the Effective Time, the certificate of incorporation of Williams Controls will be amended to conform to Exhibit C of the Merger Agreement. Also at the Effective Time, the bylaws of Williams Controls will be amended to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time. The directors of Purchaser and the officers of Williams Controls immediately prior to the Effective Time will be the initial directors and officers of Williams Controls as the surviving corporation.

          Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Williams Controls, owned by Purchaser, Curtiss-Wright Controls or any wholly owned subsidiary of Curtiss-Wright Controls or Williams Controls, or held by stockholders who properly exercise appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive from Purchaser the Merger Consideration, payable to such holder upon surrender of the certificate formerly representing (or upon book-entry transfer of) such Shares, without interest and less any required withholding taxes. The Merger Consideration shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring on or after the Acceptance Time and prior to the Effective Time. At the Effective Time, each Share held in the treasury of Williams Controls and each Share owned by Purchaser, Curtiss-Wright Controls or any wholly owned subsidiary of Curtiss-Wright Controls or Williams Controls will be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation. The Shares of stockholders who properly exercise their appraisal rights shall not be converted into the right to receive the Merger Consideration, but rather the holders of such Shares shall be entitled to be paid the fair value of their Shares in accordance with Section 262 of the DGCL.

          Treatment of Equity Awards. The Merger Agreement provides that the Williams Controls Board shall take such action so that, at the Effective Time, and without any action on the part of any holder thereof, all unexercised stock options that are outstanding immediately prior to the Effective Time, whether vested or unvested, will vest in full as of the Effective Time and shall terminate and be canceled as of the Effective Time and each holder of a stock option will be entitled to receive with respect to such stock option, a cash payment (less any applicable withholding taxes) equal to the product of (a) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such stock option and (b) the aggregate number of Shares subject to such stock option immediately prior to the Effective Time. If the exercise price per Share of any stock option equals or exceeds the Merger Consideration, such amount will be zero.

          The Merger Agreement further provides that the Williams Controls Board shall take such action so that, each holder of Shares of restricted stock may tender such Shares of restricted stock pursuant to the Offer and, if validly tendered and accepted for payment, the forfeiture restrictions shall terminate immediately upon acceptance for payment.

          Representations and Warranties. In the Merger Agreement, Williams Controls has made customary representations and warranties to Curtiss-Wright Controls and Purchaser with respect to, among other matters, organization and qualification, capitalization, authority, the vote of the stockholders of Williams Controls required to approve the Merger, consents and approvals, its compliance with law, subsidiaries, permits, public filings, financial statements, the absence of any Company Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, properties, tax matters, information to be included in this Offer to Purchase and any other ancillary documents related to the Offer (collectively, the “Offer Documents”), the Schedule 14D-9 and in any proxy or information statement to be sent to stockholders in connection with the Merger, intellectual property, environmental matters, material contracts, affiliate transactions, anticorruption, the opinion of Houlihan Lokey Capital, Inc., and brokers’ fees. Each of Curtiss-Wright Controls and Purchaser has made customary representations and warranties to Williams Controls with respect to, among other matters, organization and qualification, authority, consents and approvals, information to be included in the Schedule 14D-9, the Offer Documents and Information Statement, brokers’ fees, Section 203 of the DGCL, and financing.

          As defined in the Merger Agreement, and for purposes of the Offer, “Company Material Adverse Effect” means any change, effect, event or development, individually or taken together with all other changes, events or developments that have had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, capitalization or results of operations of Williams Controls and its subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may occur:

(i) general economic conditions (or changes in such conditions) in the United States or any other country or region, or conditions in the global economy generally, including real estate markets;

(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region;

(iii) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv) political conditions (or changes in such conditions) in the United States or any other country or region or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region threatened or underway as of the date of this Agreement;

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other forces majeure in the United States or any other country or region;

(vi) changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof);

(vii) the official announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated hereby; provided, however, that this exception shall in no way diminish the effect of the representations, warranties or covenants of the Company pertaining to (a) conflicts with, breaches of, or rights of acceleration, modification or waiver under or arising from any anti-assignment, change of control or change of ownership provisions of any contracts, or (b) any required notices, waivers or consents to or from any Governmental Authority;

(viii) any actions expressly required by Curtiss-Wright Controls or Purchaser to be taken or omitted, or taken pursuant to or in accordance with the Merger Agreement;

(ix) changes in the stock price or trading volume of Williams Controls, or any failure by Williams Controls to meet any public estimates or expectations of its revenue, earnings or other financial performance or results of operations for any fiscal quarter (or longer financial disclosure period) ending on or after the date of the Merger Agreement and prior to the Acceptance Time, or any failure by Williams Controls to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition);

(x) any legal proceedings made or brought by any current or former stockholders (on their own behalf or on behalf of Williams Controls) of Williams Controls against Williams Controls or the Board, and arising or alleged to have arisen out of the Merger or in connection with any other transactions contemplated by the Merger Agreement, or arising or alleged to have arisen out of events, conditions or circumstances first occurring or existing after the date on which Purchaser’s designees comprise a majority of the Williams Controls Board; and

(xi) any recall of products made, sold or introduced into the stream of commerce, or alleged to have been made, sold or introduced into the stream of commerce, by Williams Controls, or any products liability claim or the assertion of any products liability claim involving or alleged to involve products made, sold, or introduced into the stream of commerce by Williams Controls, in each case whether or not covered or purported to be covered by policies of insurance (but only to the extent that the uninsured impact of such recall, products liability claim, or assertion of a products liability claim, individually or taken together with all other recalls, products liability claims, or assertions of products liability claims, result in liabilities of less than $500,000 to Williams Controls or its Subsidiaries);

except to the extent such effects result from or are related to the matters described in clauses (i) through (vii) above, and disproportionately affect in a material respect Williams Controls and its subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions and in the industries in which Williams Controls and its subsidiaries conduct business (in which case, only to the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may occur).

          The Merger Agreement and this summary of the representations and warranties contained in the Merger Agreement are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Williams Controls or Curtiss-Wright Controls. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to stockholders.

          Covenants. The parties have agreed to a number of customary covenants in the Merger Agreement, including among others the covenants described below.

          Conduct of Business. The Merger Agreement obligates Williams Controls and its subsidiaries, from the date of the Merger Agreement until the Acceptance Time, to conduct their operations according to their ordinary, regular and usual course of business consistent with past practices, and to use commercially reasonable efforts to maintain and preserve intact their business organizations and relationships with such persons with whom they have significant business relations. The Merger Agreement also contains specific restrictive covenants as to certain activities of Williams Controls prior to the Acceptance Time, which provide that Williams Controls and its subsidiaries will not take certain actions, except as set forth in the Company Disclosure Letter (as defined in the Merger Agreement) or as expressly permitted or required by the Merger Agreement, without the prior written consent of Curtiss-Wright Controls (not to be unreasonably withheld, conditioned or delayed) including, among other things and subject to certain exceptions and materiality thresholds, (i) taking any actions that would have a Company Material Adverse Effect (ii) acquiring or selling material assets, (iii) entering into, terminating, canceling or modifying agreements material to the business of Williams Controls, (iv) creating or incurring any lien on any material assets, (v) acquiring by merger, consolidation or acquisition of stock or assets any other person or any equity interest therein, (vi) amending the certificate of incorporation or bylaws of Williams Controls, (vii) declaring or paying any dividend or other distribution in respect of any Shares except for cash dividends made by any direct or indirect wholly-owned subsidiary of Williams Controls to Williams Controls or one of its wholly-owned subsidiaries, (viii) reclassifying, purchasing or redeeming its securities, issuing or selling its securities or granting options, (ix) incurring any indebtedness for borrowed money or guaranteeing any such indebtedness, (x) entering into, adopting or amending any employee benefit agreements or benefit plans or increasing compensation, bonus or benefits, (xi) entering into any successive collective bargaining agreement or tentative agreement, (xii) making any changes in tax reporting or accounting methods, (xiii) entering into or settling any litigation, (xiv) paying or discharging liabilities, (xv) authorizing or making any capital expenditures exceeding $150,000 individually or $500,000 in the aggregate, (xvi) disposing of or permitting to lapse any ownership or right to use of intellectual property, (xvii) disclosing to any third party any confidential or proprietary information other than in the ordinary course of business, (xiii) proposing or adopting a plan of merger, liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization with respect to each of Williams Controls or any of its subsidiaries, (xix) making any loans, advances, guarantees or capital contributions or investments other than investments in cash and cash equivalents, (xx) adopting any stockholder rights plan, poison pill or similar arrangement, (xxi) taking any action or omitting to take any action that is reasonably likely to prevent, interfere with or delay the Merger, or (xxii) agreeing to take any of the foregoing actions.

          No Solicitation. In the Merger Agreement, Williams Controls has agreed not to, and to cause its subsidiaries, officers, directors or other employees, controlled affiliates, or any investment banker, attorney or other authorized agent or representative, directly or indirectly, until the Effective Time, not to: (a) solicit, initiate or induce the making, submission or announcement of, or encourage or assist, or take any action designed to, or which could reasonably be expected to facilitate, an Acquisition Proposal (as defined below), (b) furnish to any person (other than Curtiss-Wright Controls, Purchaser or any of their designees) any information (other than information made publicly available by Williams Controls in the ordinary course of business and consistent with past practice) relating to Williams Controls or any of its subsidiaries, or afford to any person (other than Curtiss-Wright Controls, Purchaser or any of their designees) access to the business, properties, assets, books, records or other non-public information, or to any management personnel, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (c) participate or engage in any discussions or negotiations, or cooperate in any way, with any person with respect to an Acquisition Proposal (d) approve, endorse or recommend an Acquisition Proposal or fail to reconfirm the Company Recommendation to consummate the Merger, (e) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any person other than Curtiss-Wright Controls, or (f) adopt or recommend, or publicly propose to adopt or recommend, or enter into any contract contemplating, constituting or otherwise relating to, intended to or which could otherwise reasonably be expected to lead to, an Acquisition Transaction (defined below). Williams Controls further agreed to immediately cease any and all existing discussions or negotiations with any persons conducted with respect to any Acquisition Proposal and require the prompt return or destruction of all confidential information previously furnished.

          Notwithstanding the foregoing, if, prior to the Acceptance Time, in response to an unsolicited, bona fide Acquisition Proposal from a third party that the Williams Controls Board determines in good faith (after consultation with its financial advisors and outside legal counsel) is, or would reasonably be expected to result in or lead to, a Superior Proposal (as defined below) and that the failure to take such action would be reasonably likely to violate its fiduciary duties, Williams Controls and its representatives, subject to Williams Controls giving Curtiss-Wright Controls at least twenty-four hours’ written notice (which notice shall contain the identity of the person making, and a copy of, such Acquisition Proposal (if it was made in writing), and the intent of Williams Controls to participate in discussions or negotiations with, or to furnish non-public information to, such person), may (i) furnish any non-public information with respect to Williams Controls to the person making such Acquisition Proposal and its representatives pursuant to a confidentiality agreement that contains terms no less favorable to Williams Controls than the terms of the confidentiality agreement entered into with Curtiss-Wright Controls, provided that a copy of all such information is delivered simultaneously to Curtiss-Wright Controls to the extent it has not previously been so furnished to Curtiss-Wright Controls, and/or afford any such person access to the business, properties, assets, books, records or other non-public information, or to any management personnel, and (ii) engage in such negotiations or discussions with the person making such Acquisition Proposal as the Williams Controls Board shall determine.

          The Merger Agreement provides that, except as described below, the Williams Controls Board (or a committee thereof) may not withhold, withdraw, qualify, modify, change or amend, in any manner adverse to Curtiss-Wright Controls, the Company Recommendation (a “Company Change in Recommendation”).

          Notwithstanding the provisions described in the immediately preceding paragraph, at any time prior to the Acceptance Time, the Williams Controls Board (or the applicable committee thereof) may make a Company Change in Recommendation in the absence of an Acquisition Proposal or Superior Proposal if (i) the Williams Controls Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be reasonably likely to violate its fiduciary duties; (ii) Williams Controls has notified Curtiss-Wright Controls in writing that it intends to effect a Company Change in Recommendation, describing in reasonable detail the reasons for such Company Change in Recommendation; (iii) requested by Curtiss-Wright Controls, Williams Controls has made its representatives available to discuss with Curtiss-Wright Controls any proposed modifications to the terms and conditions of the Merger Agreement; and (iv) the Williams Controls Board (or any committee thereof) has determined in good faith (after consultation with outside legal counsel), after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to effect a Company Change in Recommendation would continue to reasonably be expected to result in a breach of its fiduciary duties.

          Notwithstanding the foregoing, nothing contained in the Merger Agreement shall prohibit the Williams Controls Board (or any committee thereof) from (i) taking and disclosing to the Williams Controls stockholders a position statement in accordance with Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the Williams Controls stockholders with respect to matters other than Curtiss-Williams Controls, Purchaser, the Merger Agreement, or the transactions contemplated thereby, if in the good faith judgment of the Williams Controls Board (or any committee thereof and based upon written opinion of its outside legal counsel), failure to do so would be inconsistent with its fiduciary duties to its stockholders under applicable law subject to compliance with any applicable requirements of the Merger Agreement.

          Under the Merger Agreement the following terms have the definitions described in this paragraph: “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Curtiss-Wright Controls or Purchaser) to engage in an Acquisition Transaction; “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) the purchase or other acquisition, directly or indirectly, from Williams Controls or any other person by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) of more than fifty percent (50%) of any class of equity securities of Williams Controls outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any person or “group” that, if consummated, would result in such person or “group” beneficially owning more than fifty percent (50%) of any class of equity securities of Williams Controls outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, joint venture, business combination or other similar transaction involving Williams Controls pursuant to which the stockholders of Williams Controls immediately preceding such transaction hold less than fifty percent (50%) of the voting equity interests in the surviving or resulting entity of such transaction; (iii) a sale, transfer, acquisition or disposition of more than fifty percent (50%) of the consolidated assets, revenues or net income of Williams Controls and its subsidiaries taken as a whole (measured by the fair market value thereof); or (iv) a liquidation, dissolution or other winding up of Williams Controls and its subsidiaries, taken as a whole; and “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that (i) is fully funded or has fully committed acquisition financing, and (ii) the Williams Controls Board (or any committee thereof) shall have determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all relevant legal, financial, regulatory and other aspects of such Acquisition Proposal and the identity and business reputation of the Person making such Acquisition Proposal, which Acquisition Proposal represents terms that would result in a transaction that is more favorable to the Williams Controls stockholders (in their capacity as such) from a financial point of view than the Offer and the Merger (taking into account all of the terms and conditions of such proposal (including the form of consideration) and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Curtiss-Wright Controls in response to such Acquisition Proposal or otherwise)).

          Employee Matters. In the Merger Agreement, we have agreed with Williams Controls that after the Effective Time, Curtiss-Wright Controls shall, and shall cause Williams Controls, as the surviving corporation, to, honor all employee benefit plans and compensation arrangements in accordance with their terms as in effect immediately prior to the Effective Time, provided that such employee benefit plans may be amended or terminated. In addition, for a period of one year following the Effective Time, Curtiss-Wright Controls shall, and shall cause Williams Controls, as the surviving corporation, to, (i) maintain for the benefit of the Williams Controls Employees (defined below) any employee benefit plans or other compensation and severance arrangements (but excluding equity based benefits and individual employment agreements) of Williams Controls, as the surviving corporation, at benefit levels that are no less than those in effect on the date of the Merger Agreement, and provide compensation and benefits to each Williams Controls Employee under such plans, or (ii) provide compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) to each Williams Controls Employee that, taken as a whole, are no less favorable in the aggregate than the compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) provided to such Williams Controls Employee immediately prior to the Effective Time, or (iii) provide some combination of (i) and (ii) above such that each Williams Controls Employee receives compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) that, taken as a whole, are no less favorable in the aggregate than the compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) provided to such Williams Controls Employee immediately prior to the Effective Time. In each case, base compensation as of immediately prior to the Effective Time shall not be decreased for a period of one year following the Effective Time for any Continuing Employee employed during that period.

          All employees of Williams Controls who continue their employment with, or are employed by, Williams Controls after the Effective Time (each a “Williams Controls Employee”) will be granted credit for all service with Williams Controls or its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of services is relevant (including for purposes of vacation accrual and severance pay entitlement). In addition, each Williams Controls Employee will be immediately eligible to participate in any and all employee benefit plans sponsored by Williams Controls, as the surviving corporation, and Curtiss-Wright Controls will waive all eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing conditions limitations under such plans to the extent that such coverage replaces coverage under a comparable plan in which such Williams Controls Employee participated immediately before the Effective Time. Furthermore, Williams Controls, as the surviving corporation, will cause any eligible expenses incurred by such Williams Controls Employee to be given full credit under the new plan following the Effective Date for purposes of satisfying all deductible, coinsurance and maximum out of pocket requirements applicable to such Williams Controls Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such plan, and will credit the accounts of such William Controls Employees under any new plan which is a flexible spending plan with any unused balance from any such previous plan in the account of such Williams Controls Employee.

          The Merger Agreement further provides that nothing in the foregoing obligations shall create any guarantee of employment for any period of time or preclude Curtiss-Wright Controls or Williams Controls, as the surviving corporation, to terminate any Williams Controls Employee for any reason, or require the continuation, or prevent the amendment, modification or termination of any employee benefit plan.

          Indemnification and Insurance. In the Merger Agreement, Curtiss-Wright Controls and Purchaser have agreed to honor and fulfill in all respects the obligations of Williams Controls and its subsidiaries under (i) any indemnification, expense advancement and exculpation provision set forth in any certificate of incorporation or bylaws or comparable organizational documents of Williams Controls or any of its subsidiaries as in effect on the date of the Merger Agreement and (ii) all indemnification agreements between Williams Controls or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director, officer, employee or agent of Williams Controls or any of its subsidiaries prior to the Effective Time (the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Williams Controls and its subsidiaries, as the surviving corporation, will cause its articles of incorporation and bylaws (and other similar organizational documents), and the successors in interest of each of them, to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the articles of incorporation and bylaws (or other similar organizational documents) of Williams Controls and its subsidiaries as of the date of the Merger Agreement.

          The Merger Agreement further provides that Curtiss-Wright Controls will, and will cause Williams Controls as the surviving corporation to, indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), arising out of (i) any event, circumstance or occurrence related to such Indemnified Person’s capacity as a director, officer, employee or agent of Williams Controls or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) the Offer, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement. In addition, Curtiss-Wright Controls will, and will cause Williams Controls as the surviving corporation to, advance any such indemnification costs, fees and expenses to an Indemnified Person prior to the final disposition of any claim. Curtiss-Wright Controls retains the right to control the defense of any claim, proceeding, investigation or inquiry of any Indemnified Person after the Effective Time.

          The Merger Agreement further provides that, as of the Effective Time, Williams Controls shall, in consultation with Curtiss-Wright Controls, obtain and fully pay for officers’ and directors’ liability and fiduciary insurance policies (the “D&O Insurance”), with a six year “tail” claims period effective from and after the Effective Date, on terms and conditions no less advantageous than the D&O Insurance of Williams Controls with respect to matters existing or occurring prior to the Effective Time. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the aggregate premium for such coverage does not exceed $200,000.

          Reasonable Best Efforts. The Merger Agreement provides that, subject to its terms and conditions, each of Williams Controls, Purchaser and Curtiss-Wright Controls will use its reasonable best efforts to take, or cause to be taken, such action and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective in the most expeditious manner practicable the transactions contemplated by the Merger Agreement, including (i) causing the conditions to the Merger to be satisfied, (ii) obtaining all consents, approvals, authorizations and actions or nonactions required for or in connection with the consummation by the parties of the Offer, the Merger, and the other transactions contemplated thereby and (iii) obtaining all necessary and appropriate consents, waivers and approvals under any contracts to which Williams Controls or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated thereby so as to maintain and preserve the benefits under such contracts following the consummation of the transactions contemplated by the Merger Agreement.

          Pursuant to the Merger Agreement, Williams Controls, Purchaser and Curtiss-Wright Controls have agreed to use their respective reasonable best efforts to (a) respond promptly to any requests for additional information made by the Federal Trade Commission (“FTC”) or the Department of Justice (“DOJ”), (b) to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing, (c) to cooperate and coordinate with the other in the making of any such filings, (d) to supply the other with any information that may be required in order to make such filings, and (e) to supply any additional information that reasonably may be required or requested by the FTC, DOJ, or other governmental authorities. Williams Controls, Purchaser and Curtiss-Wright Controls have also agreed to (i) give each other reasonable advance notice of all meetings with any governmental authority relating to the Offer or the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any governmental authority regarding the Offer or the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Offer or the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any governmental authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a governmental authority regarding the Offer or the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any governmental authority relating to the Offer or the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions against any legal prohibitions.

          The Merger Agreement further provides that prior to the Merger closing date, Williams Controls will use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to cause the delisting of its Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of its Shares under the Exchange Act as promptly as practicable after such delisting.

          Takeover Laws. In the event that the restrictions of any state anti-takeover or other similar law are or become applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, Williams Controls, Curtiss-Wright Controls and Purchaser have agreed to use their respective reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement and otherwise to eliminate or minimize the effect of such Law on the Merger Agreement and the transactions contemplated thereby.

          Approval of Compensation Actions. The Merger Agreement provides that, prior to the Acceptance Time, Williams Controls shall use commercially reasonable efforts to cause each employment compensation, severance and employee benefit agreement, arrangement or understanding entered into by Williams Controls on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to satisfy the requirements of the non-exclusive safe-harbor set forth in Rule 14d-10(d) of the Exchange Act.

          Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the obligations of Curtiss-Wright Controls, Purchaser and Williams Controls to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of each of the following conditions: (a) unless the Merger is consummated as a short-form merger, the Merger Agreement shall have been adopted by the affirmative vote of the holders of at least a majority of the issued and outstanding Shares, (b) Purchaser shall have accepted for payment and paid for the Shares validly tendered and not withdrawn pursuant to the offer, and (c) no judgment, ruling, order, writ, injunction, decision or decree issued by a court of competent jurisdiction or other restraint or prohibition of any governmental authority of competent jurisdiction shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental authority of competent jurisdiction and remain in effect, that, in any such case, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

          Termination. The Merger Agreement provides that it may be terminated, and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the Acceptance Time (in the case of termination rights set forth in paragraphs (b) and (c) below, at any time prior to the Effective Time), only as follows:

          (a) by mutual written consent of Curtiss-Wright Controls, Purchaser and Williams Controls; or

          (b) by either Williams Controls or Curtiss-Williams in the event that the Offer closing shall not have occurred on or before December 31, 2012 (the “Outside Date”); provided, however, that (i) if the Offer closing occurs on or prior to December 31, 2012, the Outside Date shall be March 31, 2013; and (ii) the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party (A) whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Offer closing to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement, or (B) that is in breach in any material respect of any of its representations, warranties or covenants under the Merger Agreement at such time; or

          (c) by either Williams Controls or Curtiss-Wright Controls if there shall be any law enacted by a governmental authority of competent jurisdiction after the date of the Merger Agreement remaining in effect that makes the acceptance for payment of or payment for the shares tendered pursuant to the Offer illegal or that prohibits the consummation of the Merger, or any court of competent jurisdiction shall have issued a permanent injunction prohibiting the acceptance for payment of or payment for the shares tendered pursuant to the Offer or prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable; provided, however, that in the case of an injunction a party shall not be permitted to terminate this Agreement pursuant to this paragraph if the issuance and/or continuation of any such injunction is attributable to the failure of such party to perform any covenant or other obligation under the Merger Agreement required to be performed by such party at or prior to the Effective Time; or

          (d) by Williams Controls, if (i) Williams Controls has received an Acquisition Proposal that the Williams Controls Board in good faith (after consultation with its financial advisors and outside legal counsel) has determined is a Superior Proposal and that did not result from a breach of the non-solicitation provision of the Merger Agreement; (ii) the Williams Controls Board (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel) that the failure of the Williams Controls Board to terminate the Merger Agreement and enter into a definitive agreement relating to such Superior Proposal would reasonably be expected to result in a breach of its fiduciary duties; (iii) Williams Controls has delivered to Curtiss-Wright Controls a written notice (a “Superior Proposal Notice”) advising Curtiss-Wright Controls that the Williams Controls Board intends to take such action and specifying the terms and conditions of such Superior Proposal that is the basis of the proposed action by the Williams Controls Board; (iv) if requested by Curtiss-Wright Controls, Williams Controls shall negotiate with Curtiss-Wright Controls to amend the terms and conditions of the Merger Agreement in such a manner that the Acquisition Proposal which was determined to be a Superior Proposal no longer is a Superior Proposal during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by Williams Controls to Curtiss-Wright Controls of such Superior Proposal Notice and ending four (4) business days later at 5:00 p.m. Pacific Time; (v) at the end of such four business day period, such Acquisition Proposal has not been withdrawn and the Williams Controls Board (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement, that the failure of the Williams Controls Board to terminate the Merger Agreement and enter into a definitive agreement relating to such Superior Proposal would still reasonably be expected to result in a breach of its fiduciary duties to the Williams Controls stockholders under applicable law; and (vi) concurrently with, and as a condition of, the termination of the Merger Agreement, Williams Controls pays Curtiss-Wright Controls the Termination Fee (defined below); or

          (e) by Curtiss-Wright Controls, if (i) neither Curtiss-Wright Controls nor Purchaser are in breach in any material respect of any of their respective representations, warranties or covenants under the Merger Agreement at such time, and (ii) Williams Controls has breached any of its representations, warranties or covenants under the Merger Agreement such that the conditions to the Offer (requiring that all Williams Controls representation and warranties are true and correct and that Williams Controls has complied in all material respects with all agreements, covenants and obligations required to be performed or complied by it under the Merger Agreement) would not be satisfied and either such breach is not capable of cure or, if capable of cure, Williams Controls has failed to cure such breach within thirty (30) business days after Williams Controls received written notice of such breach from Curtiss-Wright Controls (it being understood that Curtiss-Wright Controls shall not be permitted to terminate the Merger Agreement pursuant to this paragraph in respect of a curable breach set forth in any such written notice (x) at any time during such thirty (30) business day period, and (y) at any time after such thirty (30) business day period if Williams Controls has cured such breach during such thirty (30) business day period); or

          (f) by Curtiss-Wright Controls, if (i) the Williams Controls Board (or any committee thereof) has effected a Company Change in Recommendation; (ii) a tender or exchange offer for the Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a person unaffiliated with Curtiss-Wright Controls and, within ten (10) business days after the public announcement of the commencement of such Acquisition Proposal, Williams Controls shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the Williams Controls stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, or (iii) the Williams Controls Board fails publicly to reaffirm its adoption and recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement within ten (10) business days of receipt of a written request by Curtiss-Wright Controls to provide such reaffirmation following an Acquisition Proposal; or

          (g) by Williams Controls, if (i) Williams Controls is not in breach in any material respect of any of its representations, warranties or covenants under the Merger Agreement at such time, and (ii) Curtiss-Wright Controls or Purchaser has breached (A) any of its representations or warranties under the Merger Agreement (which breach would or would reasonably be expected to individually or in the aggregate, prevent or materially impede, hinder or delay the performance by Curtiss-Wright Controls or Purchaser of any of their respective obligations under the Merger Agreement or the consummation of the Offer or the Merger), or (B) covenants or obligations hereunder, and, in either case, either such breach is not capable of cure or, if capable of cure, Curtiss-Wright Controls or Purchaser shall have failed to cure such breach within thirty (30) business days after Curtiss-Wright Controls has received written notice of such breach from Williams Controls (it being understood that Williams Controls is not permitted to terminate the Merger Agreement pursuant to this paragraph in respect of a curable breach set forth in any such written notice (A) at any time during such thirty (30) business day period, and (B) at any time after such thirty (30) business day period if Curtiss-Wright Controls and Purchaser shall have cured such breach during such thirty (30) business day period); or

          (h) by Williams Controls, if (i) Purchaser fails to commence the Offer within the required time or terminates or makes any change to the Offer in violation of the terms of the Merger Agreement, or (ii) at any scheduled expiration date of the Offer, Purchaser fails to accept for payment and pay for the Shares validly tendered and not withdrawn in the Offer and at such time all of the conditions to the Offer are satisfied and no subsequent expiration date for the Offer is established pursuant to an authorized extension of the Offer, except, in the case of clauses (i) or (ii), any such failure that resulted from a breach by Williams Controls of any representation, warranty, covenant or agreement set forth in the Merger Agreement; or

          (i) by Williams Controls or Curtiss-Wright Controls, if (i) during the pendency of the Offer the terminating party had not breached its representations, warranties or covenants in the Merger Agreement in a manner that materially delayed or impeded the terms of the Offer, and (ii) the Offer shall have expired or been terminated in accordance with its terms without Curtiss-Wright Controls or Purchaser having accepted for purchase any of the Shares pursuant to the Offer.

Fees and Expenses. Except as described below with respect to the Termination Fee, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer or the Merger is consummated.

          As described in greater detail below, in the event that the Merger Agreement is validly terminated under “Termination” above, Williams Controls has agreed to pay Curtiss-Wright Controls a termination fee of $4,173,750 (the “Termination Fee”). Williams Controls has agreed to pay the Termination Fee if (i) the Merger Agreement is validly terminated by Curtiss-Wright Controls or Williams Controls pursuant to paragraph (b) under “Termination” solely due to a failure of the Minimum Tender Condition or pursuant to paragraph (i) under “Termination”, (ii) neither Curtiss-Wright Controls nor Purchaser are in breach in any material respect of any of their respective representations, warranties or covenants under the Merger Agreement at such time, (iii) at or prior to the time of the termination of the Merger Agreement a third party has publicly disclosed a bona fide Acquisition Proposal and such Acquisition Proposal has not been withdrawn prior to the time of the termination of the Merger Agreement, and (iv) within two hundred seventy (270) days following the termination of the Merger Agreement, Williams Controls enters into a definitive agreement to consummate, or consummates, any Acquisition Proposal (regardless of whether such Acquisition Proposal is made before or after termination of the Merger Agreement);

          In the event that the Merger Agreement is terminated (A) by Williams Controls under the circumstances described in paragraph (d) under “Termination”, Williams Controls must pay Curtiss-Wright Controls the Termination Fee; (B) by Curtiss-Wright Controls under the circumstances described in paragraph (f) under “Termination”, Williams Controls must pay Curtis-Wright the Termination Fee; (C) by Curtiss-Wright Controls under the circumstances described in paragraph (e) under “Termination” or by Williams Controls under the circumstances described in paragraph (g) or (h) under “Termination”, the non-terminating party must pay the terminating party $1,250,000, which amount shall represent liquidated damages with respect to the breach that gave rise to the termination and such payment shall be the sole and exclusive remedy of the terminating party against the non-terminating party. In no event shall Williams Controls be required to pay the Termination Fee on more than one occasion.

          Amendment. The Merger Agreement may be amended by the parties at any time before or after the Offer closing has occurred or stockholder approval has been obtained; provided, however, that (i) after the Offer closing and subject to certain adjustments to the Merger Consideration as specified in the Merger Agreement, there will be no amendment that decreases the Offer Price or the Merger Consideration, and (ii) after the Stockholder Approval has been obtained, there will be made no amendment that by applicable law requires further approval by the Williams Controls stockholders without such further approval having been obtained. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

          Waiver. At any time and from time to time prior to the Effective Time, any party or parties may, to the extent legally allowed and except as otherwise set forth in the Merger Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties thereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties thereto contained therein or in any document delivered pursuant to the Merger Agreement and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties thereto contained therein (other than the Minimum Tender Condition) unless such waiver is consented to in writing by Williams Controls). Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under the Merger Agreement shall not constitute a waiver of such right.

          Confidentiality Agreement. Prior to entering into the Merger Agreement, Williams Controls and Curtiss-Wright entered into a confidentiality agreement, dated as of July 5, 2012 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of Williams Controls, Curtiss-Wright agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes and to certain employee non-solicitation provisions for the protection of Williams Controls. The Confidentiality Agreement also contained a customary “standstill” provision that does not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Under the Merger Agreement, the Confidentiality Agreement expressly remains in full force and effect. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

          Tender and Support Agreement. Curtiss-Wright Controls, Purchaser, and each of Patrick W. Cavanagh, Dennis E. Bunday, Mark S. Koenen, Kenneth Dean Hendrickson, R. Eugene Goodson, Doug Hailey, Samuel H. Greenawalt, Donn J. Viola, and Peter Salas (the current directors and executive officers of Williams Controls), and Dolphin Offshore Partners, L.P., and Dolphin Direct Equity Partners, L.P., in their capacity as stockholders of Williams Controls, entered into a Tender and Support Agreement, dated as of October 31, 2012 (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, the signatories have agreed to tender in the Offer all Shares beneficially owned and to exercise on a net issue basis any outstanding options and tender the resulting Shares. Including the Shares issuable upon the exercise on a net issue basis of the options, the outstanding Shares subject to the Tender and Support Agreement represented, as of October 31, 2012, approximately 26% of the total outstanding Shares. Pursuant to the Tender and Support Agreement, the stockholder signatories agreed, among other things, subject to the termination of the Tender and Support Agreement to (a) tender in the Offer (and not to withdraw) all Shares beneficially owned or thereafter acquired by them, (b) vote such Shares in favor of the adoption of the Merger Agreement in the event stockholder approval is required to consummate the Merger pursuant to Section 251 of the DGCL and against any competing transaction, (c) appoint us as their proxy to vote such shares in connection with the Merger Agreement, and (d) not otherwise transfer any of their Shares. The Tender and Support Agreement will terminate upon the earliest of (x) the termination of the Merger Agreement, (y) the Effective Time, and (z) written notice by Curtiss-Wright Controls to terminate the Tender and Support Agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Tender and Support Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

          Effects of Inability to Consummate the Merger. If, following the consummation of the Offer, the Merger is not consummated for any reason (see above—”The Merger Agreement—Conditions to Consummation of the Merger”), Curtiss-Wright, which indirectly owns 100 percent of the common stock of Purchaser, will indirectly control the Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by Curtiss-Wright or its subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable NYSE rules and regulations regarding director independence, Williams Controls has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of Williams Controls to consist of persons designated by Purchaser (see above—”The Merger Agreement—Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the Williams Controls Board, Curtiss-Wright will be able to indirectly influence decisions of the Williams Controls Board and the decisions of Purchaser as a stockholder of Williams Controls. This concentration of influence in one stockholder may adversely affect the market value of the Shares.

          If we control more than 50 percent of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Williams Controls, other than those affiliated with Curtiss-Wright, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

12. Source and Amount of Funds

          Curtiss-Wright, the ultimate parent of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Williams Controls Controls pursuant to the Offer and the Merger will be approximately $119 million. We expect to fund these payments through either a capital contribution or an intercompany loan from Curtiss-Wright to Curtiss-Wright Controls and then from Curtiss-Wright Controls to Purchaser (the terms of which have not yet been determined). Curtiss-Wright will obtain such funds from cash on hand and/or existing committed credit facilities. In addition, Curtiss-Wright has entered into a Guaranty Agreement for the benefit of Williams Controls whereby it guarantees the obligations of Purchaser and Curtiss-Wright Controls under the Merger Agreement. The Offer is not conditioned upon any financing arrangements.

13. Conditions of the Offer

          Notwithstanding any other term of the Offer but subject to the terms set forth in the Merger Agreement, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, only after complying with any obligation to extend the Offer pursuant to the Merger Agreement, may terminate the Offer, if:

(1) the Minimum Tender Condition is not satisfied;

(2) the Antitrust Condition is not satisfied;

(3) any of the following conditions shall exist at the time of expiration of the Offer or immediately prior to such payment:

          (A) any order, judgment, decision, decree, injunction, ruling, award, writ or assessment (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any federal, state, county, provincial, or foreign government, governmental or regulatory entity or body, department, commission, board, agency or instrumentality (“Governmental Authority”), or any law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement shall be enacted, entered, promulgated, enforced or deemed applicable, that prohibits or makes illegal the consummation of the Offer or the Merger or the transaction contemplated by this Agreement;

          (B) any instituted or pending material action, suit or proceeding by any Governmental Authority seeking to restrain or prohibit the purchase of Shares pursuant to the Offer or the consummation of the Offer;

(C) (1) any representation or warranty of Williams Controls contained in Section 4.7 of the Merger Agreement shall not be true and correct (except for any de minimis inaccuracy), as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent such representation or warranty expressly relates to an earlier date, in which case as of such earlier date), (2) any representation or warranty contained in Section 4.2, 4.4, 4.5, 4.13(b), 4.19(h) or 4.27 of the Merger Agreement that is qualified as to materiality or by reference to a Company Material Adverse Effect shall not be true and correct, or any such representation or warranty of Williams Controls that is not so qualified shall not be true and correct in all materials respects, as of the date of the Agreement and as of the date of determination as though made on the date of determination (except to the extent such representation or warranty expressly relates to an earlier date, in which case as of such earlier date), or (3) any other representation or warranty of Williams Controls (other than the representation and warranty contained in Section 4.13(a)) contained in the Merger Agreement shall not be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (3), where the failure of such representations and warranties to be true as of such dates, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(D) William Controls shall have failed to perform or comply in all material respects with all agreements, covenants and obligations required to be performed or complied with by it under the Merger Agreement; or

(E) since September 30, 2011, there shall have occurred any change, circumstance, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect; or

(4) the Merger Agreement shall have been terminated in accordance with its terms.

          Subject to the Merger Agreement and applicable law, we expressly reserve the right, at any time or from time to time prior to the expiration of the Offer, in our sole discretion, to waive or otherwise modify the terms and conditions of the Offer in any respect, except that we reserve the right to waive or otherwise modify those conditions of the Offer that depend upon receipt of government regulatory approvals at any time prior to the acceptance of Shares for payment. Any reference in this Offer to Purchase or in the Merger Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. Purchaser will terminate the Offer only pursuant to the specified conditions described in this Offer to Purchase. The failure by us or any of our affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right.

14. Dividends and Distributions

          The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except as required by law, Williams Controls is not permitted to declare, set aside or pay dividends with respect to the Shares other than cash dividends made by any direct or indirect wholly-owned subsidiary of the Williams Controls to Williams Controls or one of its wholly-owned subsidiaries. See Section 11—”Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements—The Merger Agreement—Conduct of Business.”

15. Certain Legal Matters

          General. Except as otherwise set forth in this Offer to Purchase, based on our review of Williams Controls’s publicly available SEC filings and other information regarding Williams Controls, we are not aware of any licenses or other regulatory permits that appear to be material to the business of Williams Controls and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Williams Controls’s or our business or that certain parts of Williams Controls’s or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—”Conditions of the Offer.”

          Antitrust Compliance.

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

          Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by Curtiss-Wright, as the parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Curtiss-Wright filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger on November 14, 2012. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following the date such filing occurred unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Curtiss-Wright with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by a court enjoining the transaction. Curtiss-Wright also may agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of its antitrust review. Complying with a Second Request can take a significant period of time. Although Williams Controls is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Williams Controls’s failure to make those filings nor a Second Request issued to Williams Controls from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Curtiss-Wright owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

          The FTC and the Antitrust Division will consider the legality under the antitrust laws of Purchaser’s proposed acquisition of Williams Controls. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Curtiss-Wright, Purchaser, Williams Controls, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser and Curtiss-Wright believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—”Conditions of the Offer.”

          Other Foreign Laws. It is a condition of our obligation to accept for payment and pay for Shares tendered pursuant to the Offer that any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership, and that any applicable waiting periods thereunder have expired or been terminated.

          If any foreign governmental authority initiates an action to block the Offer or the Merger and an order is issued prohibiting the Offer or the Merger, we and Williams Controls may not be obligated to consummate the Offer or the Merger.

          Stockholder Approval. Williams Controls has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Williams Controls and the consummation by Williams Controls of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Williams Controls Board, and that no other corporate proceedings on the part of Williams Controls are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, except, in the case of the consummation of the Merger, for the adoption of the Merger Agreement by the holders of a majority in voting interest of the issued and outstanding Shares if required by the DGCL. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to Williams Controls’s certificate of incorporation, the Shares are the only securities of Williams Controls that entitle the holders thereof to voting rights. If, following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of Williams Controls.

          Short-Form Merger. The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the top-up option or otherwise, Purchaser directly or indirectly owns at least 90 percent of the Shares, Purchaser could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other stockholder of Williams Controls if permitted to do so under the DGCL. Even if Purchaser does not own 90 percent of the outstanding Shares following consummation of the Offer, Purchaser could seek to purchase additional Shares in the open market, from Williams Controls or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the top-up option, may be greater or less than that paid in the Offer. In addition, pursuant to the terms of the Merger Agreement, following the Acceptance Time, if we acquire a majority but less than 90 percent of the Shares outstanding, we could exercise our top-up option to purchase from Williams Controls, subject to certain limitations, a number of additional Shares equal to the number of Shares sufficient to cause Curtiss-Wright and Purchaser to own one Share more than 90 percent of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the top-up option. The price per Share payable under the top-up option would be equal to the Offer Price, and such purchase price may be paid by us, at our election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of the Shares purchased pursuant to the top-up option and by executing and delivering to Williams Controls a full-recourse, unsecured and non-transferable promissory note, bearing interest at 5% annually and having a one-year term with no pre-payment premium or penalty, in a principal amount equal to the balance of such purchase price. See Section 11—”Purpose of the Offer and Plans for Williams Controls; Merger Agreement and Other Agreements—The Merger Agreement—Top-Up Option.”

          State Takeover Laws. A number of states (including Delaware, where Williams Controls is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. Williams Controls has represented to us in the Merger Agreement that the Williams Controls Board (at a meeting duly called and held) has duly and unanimously adopted resolutions that are sufficient to render inapplicable to Curtiss-Wright and Purchaser the restrictions on business combinations set forth in Section 203 of the DGCL and any other takeover laws that may purport to be applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Tender and Support Agreement. Accordingly, no Delaware statute should have the effect of precluding the Offer or the Merger. Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer or the Merger. To the extent that the provisions of other state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement, the Tender and Support Agreement or the transactions contemplated thereby (other than the DGCL), and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—”Conditions of the Offer.”

          Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (the “Appraisal Shares”) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Appraisal Shares held by such holder. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly.

          Any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the per share price to be paid pursuant to the Merger. Moreover, we or Williams Controls may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

          The Merger Agreement provides that, in any appraisal proceeding with respect to Appraisal Shares and to the fullest extent permitted by applicable law, the fair value of the Appraisal Shares shall be determined in accordance with Section 262 of the DGCL without regard to the top-up option, the Shares issued in connection with the top-up option or any cash or promissory note delivered by Purchaser to Williams Controls in payment for the Shares issued pursuant to the top-up option.

          If any holder of Appraisal Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to applicable withholding taxes, in accordance with the Merger Agreement.

          The foregoing summary of appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth (or attached) in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in (or attached to) the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

          Stockholders cannot exercise appraisal rights at this time. The information provided above is for informational purposes only with respect to the alternatives of stockholders if and when the Merger is consummated. If stockholders sell their Shares in the Offer (or otherwise prior to the Merger), such holders will not be entitled to exercise appraisal rights with respect to such Shares.

          ”Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Curtiss-Wright nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16. Fees and Expenses

          We have retained Arc Securities, LLC to act as financial advisor in connection with the transactions contemplated by the Merger Agreement, for which services Arc Securities, LLC will receive customary compensation. Arc Securities, LLC will receive reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities arising out of the engagement, including liabilities under the federal securities laws. In the ordinary course of business, Arc Securities, LLC and its affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

          We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

          As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

          Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

          We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

          We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Williams Controls will file the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—”Certain Information Concerning Williams Controls”—”Available Information.”

          No person has been authorized to give any information or make any representation on behalf of Purchaser or Curtiss-Wright not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Curtiss-Wright, Purchaser, Williams Controls, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Curtiss-Wright, Purchaser, Williams Controls or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

          Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Williams Controls’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Columbia Acquisition Sub, Inc.

November 15, 2012

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF CURTISS-WRIGHT, CURTISS-WRIGHT CONTROLS AND
PURCHASER

CURTISS-WRIGHT

          Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Curtiss-Wright. Except as otherwise noted, positions specified are positions with Curtiss-Wright.

Name	Address	Principal Occupation or Employment

Curtiss-Wright Board of Directors

Martin R. Benante	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Chairman of the Board of Directors and Chief Executive Officer of Curtiss-Wright Corporation (Since April 2000).

Dean M. Flatt	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

President and Chief Operating Officer of Honeywell International Inc.’s Defense and Space division (July 2005- July 2008); President of Honeywell International Inc.’s Aerospace Electronics Systems division (December 2001-July 2005); President of Honeywell International Inc.’s Specialty Materials and Chemicals division (July 2000-December 2001); member of Operating Executive Board of JF Lehman & Company (since May 2010).

S. Marce Fuller	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	President and Chief Executive Officer of Mirant Corporation (July 1999 – October 2005).

Dr. Allen A. Kozinski	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Group Vice President, Global Refining of BP PLC (1998 – 2002).

John R. Myers	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Chairman and Chief Executive Officer of Tru-Circle Corporation (June 1999 – July 2003); Limited Partner of Carlisle Enterprises (1993 – 1999); since 2005 served as Operating Partner of First Atlantic Capital Corporation.

Admiral (Ret.) John B. Nathman	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Commander of U.S. Fleet Forces Command (February 2005 – May 2007); Vice Chief of Naval Operations U.S. Navy (August 2004 – February 2005); Deputy Chief of Naval Operations for Warfare Requirements and Programs at the Pentagon (August 2002 – August 2004);

Name	Address	Principal Occupation or Employment

Commander, Naval Air Forces (October 2001 – August 2002); Commander of Naval Air Forces, U.S. Pacific Fleet (August 2000 – October 2001).

Robert J. Rivet	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Executive Vice President, Chief Operations and Administrative Officer of Advanced Micro Devices, Inc. (October 2008 – February 2011); Executive Vice President, Chief Financial Officer of Advanced Micro Devices, Inc. (September 2000 – October 2009).

Dr. William W. Sihler	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Ronald E. Trzcinski Professor of Business Administration, Darden Graduate School of Business Administration, University of Virginia (Since 1984); Director, President, and Treasurer of Southeastern Consultants Group, Ltd. (Since 1992).

Albert E. Smith	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Chairman of Tetra Tech, Inc. (March 2006 – January 2008); Member of the Secretary of Defense’s Science Board (2002 – 2005); Executive Vice President of Lockheed Martin Corp. (September 1999 – June 2005).

Executive Officers

David C. Adams	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

President and Chief Operating Officer (October 2012 – present); Co-Chief Operating Officer (November 2008 – October 2012); Vice President (November 2005 – November 2008); President of Curtiss-Wright Controls (since June 2005); Senior Vice President, Electronic Systems Curtiss-Wright Controls (February 2004 – June 2005); Group Vice President, Integrated Sensing (April 2002 – February 2004).

David J. Linton	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Vice President (October 2012 – present); Co-Chief Operating Officer (November 2008 – October 2012); Vice President (May 2004 – November 2008); President (since May 2004); Vice President of Program Management, Raytheon Network Centric Systems (November 2003 – April 2004); Chief Executive Officer, Cordiem, Inc. (April 2001 – March 2003); Vice President and General Manager of Electric Systems, Hamilton Sundstrand Corporation (June 1998 – April 2001).

Thomas P. Quinly	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President (since November 2010); President Curtiss-Wright Controls, Inc. (since November 2008); Senior Vice President, Embedded Computing of Curtiss-Wright Controls, Inc. (since 2004).

Name	Address	Principal Occupation or Employment

Glenn E. Tynan	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President of Finance and Chief Financial Officer (since June 2002); Controller (June 2000 – May 2002).

Michael J. Denton	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President, Secretary, and General Counsel (since August 2001).

Glenn G. Coleman	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Vice President and Corporate Controller (since May 2008); Finance Vice President, Wireless Business Group of Alcatel Lucent, formerly Lucent Technologies; (June 2007 – December 2007); Finance Vice President, American Controller of Alcatel Lucent, formerly Lucent Technologies; (January 2002 – May 2007).

Harry S. Jakubowitz	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President (since May 2007); Treasurer (since September 2005).

Paul J. Ferdenzi	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President, Human Resources (since November 2011); Associate General Counsel (since June 1999); Assistant Secretary (since May 2001).

CURTISS-WRIGHT CONTROLS

           Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Curtiss-Wright Controls. Except as otherwise noted, positions specified are positions with Curtiss-Wright.

Name	Business Address	Principal Occupation or Employment

Directors

Martin R. Benante	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Chairman of the Board of Directors and Chief Executive Officer of Curtiss-Wright Corporation (Since April 2000).

Michael J. Denton	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President, Secretary, and General Counsel (since August 2001).

David C. Adams	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

President and Chief Operating Officer (October 2012 – present); Co-Chief Operating Officer (November 2008 – October 2012); Vice President (November 2005 – November 2008); President of Curtiss-Wright Controls (since June 2005); Senior Vice President, Electronic Systems Curtiss-Wright Controls (February 2004 – June 2005); Group Vice President, Integrated Sensing (April 2002 – February 2004).

Executive Officers

Thomas P. Quinly	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President (since November 2010); President Curtiss-Wright Controls, Inc. (since November 2008); Senior Vice President, Embedded Computing of Curtiss-Wright Controls, Inc. (since 2004).

Glenn E. Tynan	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President of Finance and Chief Financial Officer (since June 2002); Controller (June 2000 – May 2002). Vice President, Curtiss-Wright Controls, Inc.

Allan Symonds	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President Finance, Curtiss-Wright Controls, Inc.

Dan O’Connell	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President and General Manager, Curtiss-Wright Controls, Inc.

Robert H. Shaw	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President, General Counsel and Assistant Secretary of Curtiss-Wright Controls, Inc.; Vice President and Secretary of Purchaser

Harry S. Jakubowitz	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President (since May 2007); Treasurer (since September 2005). Treasurer of Curtiss-Wright Controls, Inc.

Michael J. Denton	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President, Secretary, and General Counsel (since August 2001).

PURCHASER

          Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Except as otherwise noted, positions specified are positions with Curtiss-Wright.

Name	Business Address	Principal Occupation or Employment

Directors

Allan Symonds	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President Finance, Curtiss-Wright Controls, Inc.

Robert H. Shaw	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President, General Counsel and Assistant Secretary of Curtiss-Wright Controls, Inc.; Vice President and Secretary of Purchaser

Executive Officers

John Watts	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	President and Treasurer of Purchaser

Robert H. Shaw	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President, General Counsel and Assistant Secretary of Curtiss-Wright Controls, Inc.; Vice President and Secretary of Purchaser

          Manually signed facsimiles of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Williams Controls or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

Wells Fargo Bank, N.A.

By Mail:	By Courier or Hand
(until 11:59 p.m., New York City time
on Thursday, December 13, 2012):

Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Shareowner Services	Shareowner Services
Voluntary Corporate Actions	Voluntary Corporate Actions
P.O. Box 64854	1110 Centre Point Curve, Suite 101
St. Paul, MN 55164-0854	Mendota Heights, MN 55120-4100

          Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022

Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833